Filed pursuant to Rule 424(b)(3)
Registration No. 333-116961

PROSPECTUS

2,710,000 Common Units

Northern Border Partners, L.P.

Representing Limited Partner Interests

     This prospectus relates to 2,710,000 common units representing limited partner interests in Northern Border Partners that may be offered from time to time by the selling unitholder named in this prospectus. The selling unitholder may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts the selling unitholder may sell any of the common units offered by this prospectus. We will not receive any of the proceeds from the sale of common units offered hereby.

     Our common units are traded on the New York Stock Exchange under the symbol “NBP.” On July 19, 2004, the last reported sale price of our common units on the New York Stock Exchange was $42.00 per common unit.

     Investing in our common units involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these common units or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 20, 2004.

     To understand us and the terms of our common units, you should carefully read this document together with any and all prospectus supplements before you invest. You should also read the documents we have referred you to in “Where You Can Find More Information” below for information on us and for our financial statements.

 i

THE OFFERED SECURITIES

     This prospectus is part of a registration statement (No. 333-116961) that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, Sundance Assets, L.P., who is listed under the heading “Selling Unitholder” in this prospectus, may offer from time to time up to 2,710,000 common units representing limited partner interests. The selling unitholder may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts the selling unitholder may sell any of the common units offered by this prospectus. Prospectus supplements may add, update or change information contained in this prospectus. Therefore, before you invest in the common units, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

WHERE YOU CAN FIND MORE INFORMATION

     Our common units are listed on the New York Stock Exchange under the symbol “NBP.” You may inspect reports and other information concerning us at the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. SEC filings are also available on this web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this registration statement, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this registration statement are completed:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004; and

•	our current reports on Form 8-K filed with the SEC on January 16, 2004, February 9, 2004, May 21, 2004, June 9, 2004, July 12, 2004 and July 20, 2004.

     You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Investor Relations
Northern Border Partners, L.P.
13710 FNB Parkway
Omaha, Nebraska 68154-5200
Telephone: (877) 208-7318

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

FORWARD-LOOKING STATEMENTS

     Statements in this registration statement that are not historical information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of our operations may differ materially from those expressed in these forward-looking statements. Such forward-looking statements include:

•	the discussions in our quarterly and annual reports under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – The Impact Of Enron’s Chapter 11 Filing On Our Business”;

•	the discussions in our quarterly and annual reports under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”; and

•	the discussions in our quarterly and annual reports under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

     Although we believe that our expectations regarding future events are based on reasonable assumptions within the bounds of our knowledge of our business, we cannot assure you that our goals will be achieved or that our expectations regarding future developments will be realized.

OUR BUSINESS

     Northern Border Partners was formed in 1993 to acquire, own and manage pipeline and other midstream energy assets. Today, we are one of the largest publicly-traded limited partnerships and a leading transporter of natural gas imported from Canada to the United States. Our business operations are comprised of the following segments:

•	Interstate Natural Gas Pipelines;

•	Natural Gas Gathering and Processing; and

•	Coal Slurry Pipeline.

     Our interstate natural gas pipelines segment includes companies that provide natural gas transmission services in the midwestern United States. The companies in this segment transport gas for shippers under tariffs regulated by the Federal Energy Regulatory Commission. The interstate pipelines’ revenues are derived from agreements for the receipt and delivery of gas at points along the pipeline systems as specified in each shipper’s individual transportation contract. Included in this segment is our 70% interest in Northern Border Pipeline Company, which owns and manages a 1,249-mile regulated natural gas pipeline system that transported approximately one-fifth of all natural gas imported from Canada to the United States in 2003. Our interest in Northern Border Pipeline currently represents the largest portion of our assets and provides us with stable, fixed-rate cash flows. In mid-January 2003, we expanded this segment with our acquisition of Viking Gas Transmission Company, which owns the Viking Gas Transmission system and a one-third interest in Guardian Pipeline, L.L.C.

     Our gas gathering and processing segment provides services for the gathering, treating, processing and compression of natural gas and the fractionation of natural gas liquids for third parties and related field services. We do not explore for, or produce, crude oil or natural gas, and do not own crude oil or natural gas reserves. We have extensive gas gathering operations in the Powder River Basin in Wyoming. We also have natural gas gathering, processing and fractionation operations in the Williston Basin in Montana and North Dakota. In June 2003, we sold our processing plants and related facilities in Alberta, Canada but we still hold an interest in gathering pipelines in the region.

     Our coal slurry pipeline segment is comprised of our ownership of Black Mesa Pipeline, Inc. The 273-mile pipeline is the only coal slurry pipeline in operation in the United States.

     Our principal executive offices are located at 13710 FNB Parkway, Omaha, Nebraska 68154-5200, and our telephone number is (402) 492-7300.

Our Business Strategy

     Our objective is to continue to be a leading, growth-oriented master limited partnership with a goal of increasing our cash flow and distributions to unitholders. We intend to execute our business strategy by:

•	continuing to focus on the operations and growth of the regulated pipelines to generate cash distributions for unitholders;

•	growing and improving the performance of our gas gathering business by focusing on development in areas yielding the best return for capital deployed;

•	pursuing different approaches to conducting business in the Powder River Basin to reduce capital and operating expenditures, improve revenue, and reduce volume and capital recovery risks;

•	maintaining a strong and balanced financial position to fund future growth and broaden our asset base with targeted acquisitions and expansions; and

•	utilizing solid operating fundamentals and preserving our outstanding record for safe, reliable pipeline operation.

Our Organizational Structure

TransCanada Corporation
100%
TransCanada PipeLines Limited
100%
Enron Corp. Entities(1)
100%
CrossCountry Energy, LLC
100%
Northwest Border Pipeline Company 0.35%
Northern Plains Natural Gas Company 1.0% G.P. 1.06% L.P. (2)
100%
Pan Border Gas Company 0.65%
2% G.P.
1.06% L.P. (2)
TC PipeLines, LP (3)
TC PipeLines Intermediate Limited Partnership
Northern Border Partners, L.P.
Northern Border Intermediate Limited Partnership
Public Unitholders
96.94% L.P.(4)
30%
70%
100%
Northern Border Pipeline Company
Midwestern Gas Transmission Company
Viking Gas Transmission Company
Crestone Energy Ventures, L.L.C.
Bear Paw Energy, LLC
Border Midstream Services, Ltd.
Black Mesa Holdings, Inc.

(1)	CrossCountry Energy, LLC is owned by Enron Corp. (57.79%), Enron Transportation Services, LLC (42.11%), EOC Preferred, L.L.C. (0.06%) and Enron Operation Services, LLC (0.04%). Enron Corp. announced on June 24, 2004 that it had reached an agreement to sell CrossCountry Energy, LLC to a joint venture of Southern Union Company and GE Commercial Finance Energy Financial Services. The transaction requires the approval of the Bankruptcy Court which will oversee an “overbid” process to give other potential buyers an opportunity to submit superior bids.

(2)	Northern Plains is the beneficial owner of 500,000 common units.

(3)	TC PipeLines Intermediate Limited Partnership is a subsidiary of TC PipeLines, LP. TC PipeLines, LP is a publicly traded partnership whose general partner, TC PipeLines GP, Inc., is a wholly owned subsidiary of TransCanada PipeLines Limited, which is a wholly owned subsidiary of TransCanada Corporation.

(4)	Includes 2,710,000 common units (representing a 5.8% limited partner interest) held by Sundance Assets, L.P.

RISK FACTORS

     You should read carefully the discussion of risks relating to our business under the captions “—Demand for Interstate Pipeline Transportation Capacity,” "—Interstate Pipeline Competition” and “—Interstate Pipeline Regulation” under “Business” in Item 1 beginning on page 8, and “—Risk Factors and Information Regarding Forward—Looking Statements,” under “Liquidity and Capital Resources” in Item 7 beginning on page 28, in each case, of our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference and “—The Impact of Enron’s Chapter 11 Filing on Our Business,” “—Public Utility Holding Company Act (“PUHCA”) Regulations” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 beginning on page 13, of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which is incorporated herein by reference.

DESCRIPTION OF COMMON UNITS

     We currently have 46,397,214 common units outstanding, representing a 98% limited partner interest. Our common units are our only outstanding limited partner interests. Thus, our equity consists of general partner interests representing in the aggregate a 2% interest and common units representing in the aggregate a 98% limited partner interest.

     Distributions

     In general, the general partners are entitled to 2% of all cash distributions, and the holders of common units are entitled to the remaining 98% of all cash distributions, except that the general partners are entitled to incentive distributions if the amount distributed with respect to any quarter exceeds $0.605 per common unit ($2.42 annualized). Under the incentive distribution provisions, the general partners are entitled to 15% of amounts distributed in excess of $0.605 per common unit, 25% of amounts distributed in excess of $0.715 per common unit ($2.86 annualized) and 50% of amounts distributed in excess of $0.935 per common unit ($3.74 annualized). The amounts that trigger incentive distributions at various levels are subject to adjustment in certain events, as described in our partnership agreement.

     Voting

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group owns beneficially 20% or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

     Listing

     Our outstanding common units are listed on the New York Stock Exchange under the symbol “NBP.” Any additional common units we issue will also be listed on the New York Stock Exchange.

     Transfer Agent and Registrar

     Our transfer agent and registrar for the common units is EquiServe Trust Company, N.A.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of common units by the selling unitholder named in this prospectus.

TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to an investment in our common units and, unless otherwise noted in the following discussion, expresses the opinion of Andrews Kurth LLP, our tax counsel, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” and “we” are references to both Northern Border Partners, L.P. and Northern Border Intermediate Limited Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that you consult and depend on your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of an investment in our common units.

     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the representations we make. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partners. Furthermore, the tax treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

     (a) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

     (b) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

     (c) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election”); and

     (d) whether our methods for making curative allocations and allocations of recapture income are sustainable (please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction”).

Partnership Status

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in his partnership interest.

     Pursuant to Treasury Regulation Sections 301.7701-1, 301.7701-2 and 301.7701-3, effective January 1, 1997, (the “Check-the-Box Regulations”), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, we and Northern Border Pipeline were each classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations, this prior classification will be respected for all periods prior to January 1, 1997, if:

•	the entity had a reasonable basis for the claimed classification;

•	the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and

•	the entity was not notified prior to May 8, 1996, that the entity classification was under examination.

     No ruling has been or will be sought from the IRS with respect to our classification as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and representations described below, each of Northern Border Partners, L.P., Northern Border Intermediate Limited Partnership and Northern Border Pipeline will be classified as a partnership for federal income tax purposes.

     In rendering its opinion that we have been and will continue to be treated as partnerships for federal income tax purposes, Andrews Kurth LLP has relied on the factual representations made by us and the general partners, including:

•	Neither we nor Northern Border Pipeline has elected or will elect to be treated as an association or corporation; and

•	For each taxable year, more than 90% of our gross income has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas, its products and naturally occurring carbon dioxide, or other items of income as to which counsel has or will opine are “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “qualifying income exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing and marketing of natural gas and coal. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that 90% or more of our gross income, as determined for purposes of the qualifying income exception, has been and will be derived from activities generating qualifying income. Based upon and subject to this estimate, the factual representations made by us and the general partners and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

     If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If either of us were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to Northern Border Partners or Northern Border Intermediate Limited Partnership at corporate rates. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in the common units is reduced to zero. Accordingly, treatment of either of us as an association taxable as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

     Unitholders who have become limited partners of Northern Border Partners will be treated as partners of Northern Border Partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will also be treated as partners of Northern Border Partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners of Northern Border Partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

     We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. Each unitholder must include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

Treatment of Distributions

     Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years that are equal to the amount of that shortfall.

     A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if that distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of the non-pro rata portion of the distribution over the unitholder’s tax basis for the share of the Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

     A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

Limitations on Deductibility of Our Losses

     The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the “at risk” rules, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

     Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future income we generate and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly traded partnership as investment income for this purpose. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deduction

     In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among the general partners and our unitholders in accordance with their respective percentage interests in us. A class of our unitholders that receives more cash than another class, on a per unit basis, with respect to a year will be allocated additional income equal to that excess. If we have a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes first, to the general partners and our unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts and second, to the general partners.

     Specified items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by a partner, and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus referred to in this discussion as “contributed property.” The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders, although this allocation may not be respected. If these allocations of recapture income are not respected, the amount of income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the disparity between a partner’s “book” capital account, credited with the fair market value of contributed property, and “tax” capital account, credited with the tax basis of contributed property, (the “Book-Tax Disparity”), will generally be given effect for federal income tax purposes in determining a partner’s distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s distributive share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including the partner’s relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period. This rule, often referred to as the “ceiling limitation,” is not expected to have significant application to allocations with respect to contributed property and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from such properties equal to that which they would have received had such properties actually had a basis equal to fair market value at the outset. However, to the extent the ceiling limitation is or becomes applicable, our Partnership Agreement requires that certain items of income and deduction be allocated in a way designed to effectively “cure” this problem and eliminate the impact of the ceiling limitations. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Under final Treasury Regulations enacted under Section 704(c), allocations similar to the curative allocations would be allowed. However, since the final Treasury Regulations are not applicable to us, counsel is unable to opine on the validity of the curative allocations.

     Counsel is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” and the curative allocations and allocations of recapture income discussed above, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s distributive share of an item of income, gain, loss or deduction.

Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partners or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

Treatment of Short Sales

     A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

•	all of these distributions would appear to be treated as ordinary income.

     Counsel has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax Rates

     In general, the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income rate for net capital gains of an individual currently is 15% if the asset was held for more than 12 months at the time of disposition.

Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. In general, the minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

     Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which is generally not applicable to a majority of our assets) to depreciate a portion of the Section 743(b) adjustment attributable to recovery property over the remaining cost recovery period for the Section 704(c) built-in gain. Treasury Regulations under Section 197 similarly require a portion of the Section 743(b) adjustment attributable to amortizable Section 197 intangibles to be amortized over the remaining amortization period for the Section 704(c) built-in gain in such intangibles. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if that convention is not consistent with specified Treasury Regulations. Please read “— Uniformity of Common Units.”

     Although counsel is unable to opine as to the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. Please read “— Uniformity of Common Units.”

     The allocation of the Section 743(b) adjustment must be made in accordance with the Internal Revenue Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

     A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

     We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

     The adjusted tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax liability associated with the inherent gain equal to the difference between the fair market value of our assets and their tax basis immediately prior to any offering will be borne by the general partners and other unitholders holding units at the time of the offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own may be required to recapture those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

     Costs we incurred in organizing may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of common units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. The underwriting discounts and commissions we incur are treated as syndication costs.

Valuation and Tax Basis of Our Properties

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Disposition of Common Units

Recognition of Gain or Loss

     A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units.

     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

     In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among our unitholders in proportion to the number of common units owned as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among our unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring common units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of common units. If a monthly convention is not allowed by the Treasury Regulations (or only applies to transfers of less than all of a unitholder’s interest), our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a distribution with respect to such quarter will be allocated items of our income and gain attributable to such quarter during which such common units were owned but will not be entitled to receive the cash distribution.

Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange, and, in any event, no later than January 15 of the year following the calendar year that the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

     We will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of Northern Border Partners will cause an immediate termination of Northern Border Intermediate Limited Partnership. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of these common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), the regulations under Section 743 of the Internal Revenue Code and from the application of the “ceiling limitation” on our ability to make allocations to eliminate Book-Tax Disparities attributable to contributed properties and our property that has been revalued and reflected in the partners’ capital accounts. Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

     We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable despite the fact we have generally not adopted the remedial allocation method and thus certain regulations under Section 743 are not directly applicable to us. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property.

     If this kind of aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A substantial amount of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that unitholder.

     A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Congress is considering legislative proposals that, if enacted, would treat distributions or other income derived from publicly traded partnerships as a qualifying income source for mutual funds. As of the date of this prospectus, we cannot predict whether these legislative proposals will ultimately be enacted into law, and if so, the form or effective date of that legislation.

     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold taxes on actual cash distributions made quarterly to foreign unitholders at the highest marginal tax rate applicable to individuals at the time of the distribution. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident” may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of that common unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1 or acceptable substitute, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding calendar year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder’s share of income, gain, loss and deduction. Any of these conventions may not yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. The IRS may successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from an audit of this kind may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints Northern Plains as our tax matters partner.

     The tax matters partner will make some elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

     (b) whether the beneficial owner is

(i)	a person that is not a United States person,

(ii)	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

(iii)	a tax-exempt entity;

     (c) the amount and description of common units held, acquired, sold or transferred for the beneficial owner; and

     (d) specific information including the dates of acquisitions, sales and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Registration as a Tax Shelter

     The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, we have registered as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken. Our tax shelter registration number is 93271000031.

     Issuance of this registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

     A unitholder who sells or otherwise transfers a common unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to their tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

     Recently issued Treasury Regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. Each unitholder is urged to consult his own tax advisor concerning the application of any of these factors to his investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on “material advisors” that organize, manage, or sell interests in registered “tax shelters.” We have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including each unitholder’s name and tax identification number, and to furnish this information to the IRS upon request. Unitholders are urged to consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code.

     No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

     More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

     In addition to federal income taxes, a unitholder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. We own assets or conduct business in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, South Dakota, Texas and Wyoming. Of these states, only South Dakota, Texas and Wyoming do not currently impose a personal income tax. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of future operations, our general partners anticipate that any amounts required to be withheld will not be material.

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in us. Accordingly, each prospective unitholder is urged to consult with his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

     An investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended, and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether such investment is prudent under Section 404(a)(1)(B) of ERISA,

•	whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA,

•	the fact that such investment could result in recognition of unrelated business taxable income by such plan even if there is no net income and, if so, the potential after tax return,

•	the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor and

•	whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the Internal Revenue Service.

     The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

     In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, the general partners also would be fiduciaries of such plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit an employee benefit plan from engaging in transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan. These provisions also apply to Individual Retirement Accounts which are not considered part of an employee benefit plan. The Department of

Labor issued final regulations on November 13, 1986, that provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

     (1) the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under the federal securities laws,

     (2) the entity is an “operating company,” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

     (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA), whether or not they are subject to the provisions of Title I of ERISA, plans described in Section 4975(e)(1) of the Internal Revenue Code, and any entities whose underlying assets include plan assets by reason of a plan’s investments in the entity.

     Our assets would not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) above. Plan fiduciaries contemplating a purchase of common units are urged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed, on persons who engage in prohibited transactions or other violations.

SELLING UNITHOLDER

     Since 1999, Enron controlled both us and the selling unitholder. As reported by Enron and Northern Plains on Amendment No.3 to Schedule 13D filed with the SEC on May 21, 2004, by operation of Delaware law, and by virtue of a Settlement Agreement and Mutual Release, dated March 12, 2004 among Enron, Ponderosa Assets, L.P., Longhorn Assets, L.L.C., Sundance Assets, L.P. and Citibank, N.A. in its capacity as Ponderosa Portfolio Manager and Sundance Portfolio Manager (the “Settlement Agreement”), Enron and Northern Plains ceased on May 13, 2004 to be the beneficial owners of more than 5% of our outstanding common units.

     Upon consummation of the settlement under the Settlement Agreement, Ponderosa, through which Enron may have been previously deemed to share voting power and dispositive power with respect to the 2,710,000 common units (representing a 5.8% limited partner interest) owned by Sundance, ceased in accordance with Section 17-402 of the Delaware Revised Uniform Limited Partnership Act, as amended, to be the general partner of Sundance. Correspondingly, Northern Plains and Enron ceased to be controlling persons of, or controlling persons with, Sundance. In addition, Northern Plains and Enron ceased to be beneficial owners, directly or indirectly, with respect to the 2,710,000 common units owned by Sundance. There are no further contracts, arrangements, understandings or relationships (legal or otherwise) among Northern Plains and Enron or between Northern Plains and Enron and any other person pursuant to which Northern Plains and Enron may be deemed to be beneficial owners, directly or indirectly, of the 2,710,000 common units owned by Sundance.

     The information in the table below is as of July 19, 2004 and is based upon information provided by the selling unitholder.

Percent of
			Units To Be	Outstanding
	Units Owned	Units To	Owned After	Units After
Name	Before Offering	Be Offered (1)	Offering (2)	Offering (3)
Sundance Assets, L.P.	2,710,000	2,710,000	—	*
c/o Citibank, N.A., as Portfolio Manager
388 Greenwich Street, 19th Floor
New York, New York 10013
Attention: Trevor S. Houston
Telecopier No.: (212) 816-7736

(1)	Pursuant to the registration rights agreement, upon any sale of common units by the selling unitholder pursuant to the registration statement of which this prospectus forms a part, Northern Border Partners and its affiliates have the option to purchase up to 30,000 common units from the selling unitholder at a price per unit equal to the net price per unit realized by the selling unitholder in such sale.

(2)	The number of common units shown in this column assumes that the selling unitholder sells all of the common units offered by this prospectus and that prior to the sale of such common units the selling unitholder does not acquire additional common units. The selling unitholder may sell none, some or all of the common units offered pursuant to this prospectus or may acquire additional common units.

(3)	An asterisk indicates ownership of less than 1% of our outstanding common units.

PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

     As of July 1, 2004, there were 46,397,214 common units outstanding held by approximately 1,300 holders, including common units held in street name. The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange, and quarterly declared cash distributions on our common units for the quarter for which they are payable. The last reported sale price of our units on the New York Stock Exchange on July 19, 2004 was $42.00 per common unit.

			Cash
	High	Low	Distributions(1)
2002
First Quarter	42.50	34.25	$0.80
Second Quarter	41.90	35.43	$0.80
Third Quarter	37.50	29.30	$0.80
Fourth Quarter	38.00	33.46	$0.80
2003
First Quarter	39.00	36.57	$0.80
Second Quarter	42.33	38.10	$0.80
Third Quarter	44.07	40.50	$0.80
Fourth Quarter	43.70	35.98	$0.80
2004
First Quarter	42.60	38.01	$0.80
Second Quarter	42.60	35.70	$0.80	(2)
Third Quarter (through July 19, 2004)	42.42	39.95	—	(3)

(1)	Represents cash distributions attributable to operations conducted during the quarter and declared and paid within 45 days after the quarter.

(2)	The cash distribution for the second quarter of 2004 has not yet been paid.

(3)	The cash distribution for the third quarter of 2004 has not yet been declared or paid.

PLAN OF DISTRIBUTION

     The common units offered by this prospectus are being registered pursuant to the registration rights agreement dated as of June 28, 2004, among us, the selling unitholder and others. Under the registration rights agreement, we have agreed not to issue, or file any registration statement with respect to, any common units or other securities that are at any time convertible into or exchangeable for, or otherwise entitle the holder thereof to receive, our common units for a period ending 60 days after the later of the effective date of the registration statement of which this prospectus forms a part and the final effective date of the settlement agreement, other than common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans or pursuant to currently outstanding options, warrants or rights. In connection with any underwritten public offering of the common units offered by this prospectus, we will agree to indemnify the underwriters and the selling unitholder named in this prospectus against certain liabilities that they may incur under the Securities Act or otherwise resulting from certain untrue statements or omissions of material facts in this prospectus or any amendment or supplement to this prospectus. As of the date of this prospectus, we have not engaged any underwriter, broker, dealer or agent in connection with the offering of common units pursuant to this prospectus by the selling unitholder. To the extent required, the number of common units to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to the particular offer will be set forth in the applicable prospectus supplement.

     Upon registration pursuant to the registration rights agreement, the selling unitholder may sell the common units offered by this prospectus from time to time using any one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the common units as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling unitholder to sell a specified number of such common units at a stipulated price per unit;

•	to underwriters who may resell the common units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling unitholder may also sell common units under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling unitholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling unitholder (or, if any broker-dealer acts as agent for the purchaser of common units, from the purchaser) in amounts to be negotiated. The selling unitholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling unitholder may from time to time pledge or grant a security interest in some or all of the common units owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common units from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling unitholders to include the pledgee, transferee or other successors in interest as selling unitholders under this prospectus.

     The selling unitholder and any broker-dealers or agents that are involved in selling the common units may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the common units purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling unitholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common units.

LEGAL MATTERS

     Andrews Kurth LLP has passed upon the validity of the common units offered in this prospectus and the material federal income tax considerations regarding the common units.

EXPERTS

     The consolidated financial statements and schedule of Northern Border Partners, L.P. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Assets Retirement Obligations in 2003 and the adoption of SFAS No. 142, Accounting for Goodwill and Other Intangible Assets in 2002.